Delsure Health Insurance Inc

Health Insurance Redefined. Will pay the entire claim.
Open network. No pre-authorization.

DELSUREINSURANCE.COM   NEWARK NEW JERSEY

Technology   Healthcare   Social Impact   Health and Fitness
B2B



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 *Healthcare is a critical need. It should be affordable. The status quo is rigged in favor of the insurers and they are protected by the regulators. That is why I founded the company so that people can take back control.*

Abbas Bayat Founder, CEO @ Delsure Health Insurance Inc

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Why you may want to support us...

1   A fundamental redesign of the health insurance model

2   No deductibles / co-pay / co-insurance. Absolutely no financial liability for members apart from premiums

3   Payment to providers at time of service

4   Very Competitive pricing

5   Open network

6   Socially responsible model

7   Allows members and providers full control of healthcare decisions

8   Will provide full support to patients requiring inpatient hospital care.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Abbas Bayat**
Founder, CEO
Experienced executive with 3 university degrees. Raised funds multiple times and generated substantial returns. Previously president of a $500 million division of a Fortune 100 public company.

 **Dr. Alidad Arabshahi**
Chief Medical Officer
Major ENT practice in North Virginia. Founded rapidly growing Medical Billing and Analytical Company

 **Amir Alemzadeh**
Board Member, Strategic Adviser
Co-founder and Co-president of major primary care clinic in North Virginia with over 15,000 patients.

Why people love us

 *"Abbas is my uncle and I have followed his career from the time I moved to the US from Iran. He started from scratch in 1982 and was always taking on big companies and outperforming them. His entrepreneurial skills drove him on. When he approached me with his ideas on insurance he hit on all the problems and issues. The system is badly broken and he has the simplest and most efficient solution. I was sold after my first discussion. I have invested a substantial amount because I believe."*

Dr. Alidad Arabshahi
MD | Potomac Ear, Nose, and Throat ENT


"Health insurance is not working. Only a disruptive solution could work. Abbas Bayat has presented the very solution needed. This is why I have invested and agreed to serve on the board."
Dr. Amir Alemzadeh
M.D. | Cardinal Internal Medicine Associates


"Abbas Bayat has developed a simple, elegant and efficient model. It was about time. That is why I have invested."
Dr. Sohail Moussavi
MD, Woodbridge, VA | Primary Care


"Abbas Bayat has developed a model where I as a primary care doctor will not need to spend any time to send claims and wait to get paid. Getting paid at the time of treatment is amazing. I want this to succeed so I have invested."
Dr. Atoussa Farough
MD - Reviews - Woodbridge, VA

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"Health insurance is not working. Only a disruptive solution could work. Abbas Bayat has presented the very solution needed. This is why I have invested and agreed to serve on the board."
Dr. Amir Alemzadeh
M.D. | Cardinal Internal Medicine Associates


"Abbas Bayat has developed a simple, elegant and efficient model. It was about time. That is why I have invested."
Dr. Sohail Moussavi
MD, Woodbridge, VA | Primary Care


"Abbas Bayat has developed a model where I as a primary care doctor will not need to spend any time to send claims and wait to get paid. Getting paid at the time of treatment is amazing. I want this to succeed so I have invested."
Dr. Atoussa Farough
MD - Reviews - Woodbridge, VA

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Downloads

Delsure Pitch Deck v7.pptx

Story

Making Healthcare Affordable And Accessible Through Better Insurance

Today, health insurance is complicated, expensive, opaque and extremely inconvenient. The consumer is totally in the blind.

The medical professional has lost control of his/her treatment protocol and the consumer has lost control of their own healthcare.

Insurance is a simple idea. It is the collectivization of risk and the equitable payment of premiums. It is driven by the science of statistics. The identification of risk, that is the actual use of healthcare, is done by analyzing historical experience data and extrapolating to a specific future period. By using this data through the science of statistics, one can very accurately predict use of healthcare services.

The only operating function of an insurance company is to pay claims on behalf of their members. Today, this costs the legacy insurers huge amounts of money because of all the variables in the policies of their members and the real time updating of these multiple variables. This need not be so. By utilizing credit card payments of claims through members and removing all variables, the cost will be reduced to pennies on each claim.

Delsure will change all this to create a simple payment of claims method to make the current insurance claim payment model obsolete. In 80% of cases practitioners will be paid 100% of their claim at time of service and the member will be free of any other financial claims.

Delsure also has an open network, meaning members will be able to go to the provider of their choice. In today's world, consumers are increasingly making individual choices and they demand this from suppliers. With the internet, their choices are boundless. That is why we want to provide a fully open network to ensure that our consumers will be satisfied.

We are confident that our model is so logical, consumer and provider friendly and matches the expectations of today's consumers that we will be as successful as Uber and Airbnb in disrupting the health insurance sector.

Investor Q&A

What does your company do? ⌄

⌃ COLLAPSE ALL

We are an health insurance startup ramping up to provide service in Delaware. Once licensed by the Department of Insurance in Delaware we will be the first startup health insurer in over 50 years.

Where will your company be in 5 years? ⌄

We want to fix all that is wrong with the current broken model of health insurance, first in Delaware, to be followed by neighboring states, and nationally eventually.

Why did you choose this idea? ⌄

Healthcare is a critical need. It should be affordable. The status quo is rigged in favor of the insurers and they are protected by the regulators. That is why I founded the company so that people can take back control.

What in the current system is particularly bad? ⌄

1 Huge compensation packages for top executives often in the tens of millions of dollars annually.
2 Substantial limitation of choice of healthcare providers.
3 Consumers often liable for up to $7,900 maximum of out-of-pocket expenses before the insurer will actually pay anything.
4 For cost savings purposes, interfering in the actual practice of medicine by trained specialists, often in conflict with their hippocratic oath.

How we will make money. ⌄

The current system is so complicated that insurers take 30% of premiums to pay for their operations. With our system, we reduce that to less than 5%. Even with no cost sharing by people, our premiums will be less than the legacy insurers, once approved. There are over 200,000 small group employees representing over well over $1 billion in premium revenues. We are targeting 10% over 5 years. With our model our overhead costs will only go up marginally as we grow so that we can turn our efficiency into profits.